Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com
Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ American Stock Exchange – Ticker Symbol – AZK U.S. Registration: (File #0-22672) Form 20-F News Release Issue No. 7 - 2005

MARCH 8, 2005
FOR IMMEDIATE RELEASE

AURIZON AWARDS SHAFT CONTRACT AT CASA BERARDI;

STATES RESERVES AND RESOURCES GROWTH STRATEGY

Aurizon Mines Ltd. is pleased to announce that the shaft contract at the West Mine area of the Casa Berardi Project has been awarded to Ross Finlay 2000 Inc., subject to procurement of financing.

A positive Feasibility Study delivered in January of this year indicates that shaft raising, rather than conventional shaft sinking will significantly reduce the shaft construction schedule.

Alimak raising of the shaft, from the 550 metre level up to the rehabilitated 280 metre level, and from the 280 metre level to surface, was completed in early January.  The 42 metre deep shaft collar was constructed concurrently.

The alimak raise will be slashed to a 5.5 metre diameter from the surface down to the 550 metre level.  Conventional sinking will then be performed down to the shaft bottom at 810 metres.

In addition, related underground infrastructure such as shaft stations, loading pockets and drift access will be completed.

Reserves and resources growth strategy

A C$7 million budget has been planned for exploration on the Project this year.  A total of 47,000 metres of drilling is scheduled from underground and 19,000 metres of drilling from surface.

The Feasibility Study presents a start up scenario at Casa Berardi based on 867,000 ounces, which represents only 33% of the known gold inventory on site.  Aurizon anticipates increasing the reserve level significantly over the next 18 months, concurrently with the preproduction development required to advance the project to commercial production.

Aurizon is working on an updated Feasibility Study which will integrate the high grade indicated mineral resources located below the 700 metre level in Zone 113, which currently total 838,000 tonnes at 13.7 grams of gold per tonne, or approximately 368,000 ounces, into the current mining plan.  Aurizon intends to deliver a revised mineral reserve estimate in the second quarter of 2005 and a revised Feasibility Study in the third quarter of 2005.

Exploration and infill drilling of Zones 118 to 120 will be conducted from the 550 metre level track drift, which will be extended east for a distance of approximately 1 kilometre.  Aurizon intends to increase the confidence level of the inferred mineral resources, defined by the previous surface exploration program, with infill drilling so that they can be integrated into an extended mine plan.

March 8, 2005
Aurizon Awards Shaft Contract at Casa Berardi
States Reserves and Resources Growth Strategy

Deep drilling of Zone 113’s high grade extension is currently being conducted from a crosscut on the 550 metre level to depths between 900 and 1,100 metres.

The 2005 surface drill program consists of 17,000 metres of drilling, following up last years exploration successes at Zones 140 and 157 in the vicinity of the East Mine.  Some of the drilling of Zone 140 may take place from the 280 metre level drift.

West of the West Mine, a geophysics and geochemistry program is planned to identify new drill targets. An additional 2,000 metres of drilling is planned for this area.

Aurizon has assembled an experienced technical team who have had previous mining experience with major mining companies such as Barrick, Placer Dome, Falconbridge, Noranda, Inco, Agnico Eagle, Aur Resources and Cambior.  Their experience has been invaluable throughout the feasibility study process, as they are experienced in both start-up situations, and in mine operations.

Aurizon’s future growth strategy will focus primarily on the development and ongoing exploration of Casa Berardi, together with the pursuit of other growth alternatives.  A small corporate development group has been established to evaluate opportunities to increase the Company’s gold reserve base and future production profile.

Casa Berardi Continuous Development Program

Aurizon’s Continuous Development Program was designed to bring Casa Berardi to commercial production in as short a period as possible, while reducing the pre-production capital costs and lowering the technical and financial risk of the Project.  With this in mind, the Company initiated some pre-production work in 2004 which is anticipated to have a positive impact on the cost and the timeline of the Project.

On surface, the shaft collar and surface foundations have been completed.  The hoist installation is currently in progress.

Underground, the ventilation network has been modified to support pre-production work. A ventilation raise, which will connect the 550 metre level ramp access with the 280 metre level track drift, is in progress and will be completed in the first quarter of 2005.

The Feasibility Study presents an eighteen (18) month timeline to complete all the remaining surface and underground development required.

“Aurizon has presented a four year growth plan which will see corporate annual gold production grow from 33,000 ounces in 2004 to 190,000 ounces in 2008.  We are pleased to see that the start up scenario presented in the Feasibility Study will enable us to continue the preproduction work in progress, while at the same time increase the value of the asset with underground and surface exploration drilling and gold reserve growth.” said Michel Gilbert, General Manager, P.eng. “We are confident that by the time commercial production commences, Casa Berardi will have a reserve base that supports a longer mine life.”

March 8, 2005
Aurizon Awards Shaft Contract at Casa Berardi
States Reserves and Resources Growth Strategy

Additional Information

Aurizon is a Canadian gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, with the United States Securities and Exchange Commission, and with the Toronto Stock Exchange.

Cautionary Note to US Investors

The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as "mineral resources" and “inferred resources" that the SEC guidelines strictly prohibit us from including in our Form 20-F, File No. 0-22672 available from us at Suite 900, 510 Burrard Street, Vancouver, B.C. Canada V6C 3A8. You can also obtain this form from the SEC by calling in 1-800-SEC-0330 or visit Aurizon's page on SEDAR, where all of the Company's public documents are filed, including the Form 20-F (reference Annual Information Form).